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Co-Founder at Red Carpet Premiere Experience, CEO Red Carpet Kids LLC

Greater New York City Area

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Red Carpet Kids
Northwestern University
See contact info
450 connections

Experienced Chief Executive Officer with a proven track record in Experiential Entertainment, Event Production, and Attraction industry. Skilled in Immersive Entertainment, Interactive Educational Models, Brand Activation and Viral Marketing Campaigns, and Hospitality Consulting. Strong busines...

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Experience

CEO
Red Carpet Kids
Feb 2013 – Present · 5 yrs 9 mos
New York, Miami and Beverly Hills

Red Carpet Kids® is the award-winning expert in immersive event production and family entertainment.
Red Carpet Kids has set the standard for experiential interaction for private events, hospitality offerings, and interactive educational learning concepts. With divisions in New York, Miami and Beverly Hills, The Red Carpet Kids brand has become synonymous with excellence and innovation in the arena of family entertainment. With a range of offerings including: Live Event Production, Brand Activation, Hospitality Consulting, and Interactive Educational Platforms, The Red Carpet Kids Brand has garnered global attention and has secured prestigious ... See more

Red Carpet Kids Launches Exclusive...

Moss Real Estate Group Inc

Director of Sales and Marketing
Moss Real Estate Group Inc
Sep 2005 – Dec 2012 · 7 yrs 4 mos
New York, NY

Created Strategic Brand Campaigns To Engage Clients and Attract Core Audience
Generated Sales Opportunities By Identifying and Targeting New Markets
Directed Marketing Team to Deploy Key Marketing Initiatives to Build Inventory Base
Led Marketing Panels on Media Engagement as Amplification Strategy in Building B... See more

Education

Northwestern University

Northwestern University
BSS, Theater
1997 – 2001

 **The Actors Studio**

Master's Degree, Acting

2003 – 2006

 **The Hewitt School**

High School/Secondary Diplomas and Certificates

1986 – 1997

Volunteer Experience

 **New Leadership Council**

Make-A-Wish Metro New York and Western New York

Nov 2016 – Present • 2 yrs

Children

 **Hewitt Alumnae Council**

The Hewitt School

Oct 2014 – Present • 4 yrs 1 mo

Skills & Endorsements

Entertainment · 15

Sean Whalen and 14 connections have given endorsements for this skill

Film · 14

Sean Whalen and 13 connections have given endorsements for this skill

Event Planning · 11

Lauren Chaitoff and 10 connections have given endorsements for this skill

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